Exhibit 12.1

Computation of

Ratio of Earnings to Fixed Charges

(amounts in thousands)	Year Ended December 31,
	2006	2005	2004	2003	2002
Loss before income taxes, extraordinary loss and cumulative effect of adoption of and change in accounting principles	$(10,742)	$(23,445)	$(44,158)	$(37,446)	$(95,890)
Equity in net losses of equity method investees	—	—	—	1,933	3,405

Loss before equity in net losses of equity method investees, income taxes, extraordinary loss and cumulative effect of adoption of and change in accounting principles	(10,742)	(23,445)	(44,158)	(35,513)	(92,485)

Plus fixed charges:
Interest expense	2,047	4,623	6,103	6,945	7,254
Amortization of costs related to indebtedness	2,308	5,521	6,792	1,171	1,095
Estimated interest factor in rent expense (1)	482	391	455	443	576

Total Fixed Charges	4,837	10,535	13,350	8,559	8,925

Adjusted loss	(5,905)	(12,910)	(30,808)	(26,954)	(83,560)
Fixed charges	4,837	10,535	13,350	8,559	8,925
Deficiency in earnings to cover fixed charges	$(10,742)	$(23,445)	$(44,158)	$(35,513)	$(92,485)

Ratio of earnings to fixed charges	*	*	*	*	*

*	Calculation not meaningful as ratio is less then 1.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.